UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1. to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Washington Real Estate Investment Trust

(Name of Subject Company)

Washington Real Estate Investment Trust

(Names of Filing Persons (Offeror))

3  7/8% Convertible Senior Notes due September 15, 2026

(Title of Class of Securities)

939653 AJ0

939653 AK7

(CUSIP Number of Class of Securities)

Thomas C. Morey

Senior Vice President and General Counsel

Washington Real Estate Investment Trust

6110 Executive Boulevard

Suite 800

Rockville, Maryland 20852

(301) 984-9400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

With copies to:

Jeffrey E. Jordan

Arent Fox LLP

1050 Connecticut Avenue

Washington, DC 20036

(202) 857-6000

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee (1)
$125,495,000	$8,948

(1)	The amount of the filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and is equal to $71.30 per $1,000,000 of the transaction value. In accordance with Rule 0-11(a)(2) the filing fee is offset by $8,948 out of the fee paid in respect of the offering of securities of the filing person registered under Registration Statement No. 333-160664. The registration fee was paid on September 23, 2010, in connection with the filing of a prospectus supplement dated September 23, 2010.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,825	Filing Party: Washington Real Estate Investment Trust
Form or Registration No.: 333-160664	Date Filed: September 23, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third–party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going–private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and restated, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on September 23, 2010 by Washington Real Estate Investment Trust (“WRIT” or the “Trust”), in connection with its offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2010 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), any and all of the Trust’s outstanding 3 7/8% Convertible Senior Notes due 2026 (the “Notes”).

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and Letter of Transmittal remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO or in the Offer to Purchase or the Letter of Transmittal. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Offer to Purchase (exhibit (a)(1) to the Schedule TO)

The Offer to Purchase is hereby amended as follows:

1. Cover Page

The penultimate paragraph on the cover page, beginning with the words “[T]he Offer is not conditioned…” is hereby deleted in its entirety and replaced with the following:

The Offer is not conditioned on any minimum aggregate principal amount of Convertible Notes being tendered. The Offer is, however, subject to the other conditions discussed under “Terms of the Offer — Conditions of the Offer.”

2. Incorporation of Documents by Reference

The third bullet of the first paragraph under the section of the Offer to Purchase entitled “INCORPORATION OF DOCUMENTS BY REFERENCE” on page iv is hereby deleted in its entirety and replaced with the following:

•

Current reports on Form 8-K filed on February 23, 2010, May 20, 2010, September 23, 2010, September 24, 2010 and September 30, 2010 (other than any information in such reports that is deemed to have been furnished to, rather than filed with, the SEC in accordance with SEC rules).

The second paragraph under the section of the Offer to Purchase entitled “INCORPORATION OF DOCUMENTS BY REFERENCE” on page iv is hereby deleted in its entirety and replaced with the following paragraph:

In no event, however, is any of the information that we disclose under Item 2.02 or Item 7.01 of any Current Report on Form 8-K that we previously filed with the SEC incorporated by reference into, or otherwise be included in, this Offer to Purchase.

The third paragraph under the section of the Offer to Purchase entitled “INCORPORATION OF DOCUMENTS BY REFERENCE” on page iv is hereby deleted in its entirety.

3. Forward-Looking Statements

The first paragraph under the section of the Offer to Purchase entitled “FORWARD-LOOKING STATEMENTS” on page 5 is hereby deleted in its entirety and replaced with the following paragraph:

This Offer to Purchase, including documents incorporated by reference, contains forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

The third paragraph under the section of the Offer to Purchase entitled “FORWARD-LOOKING STATEMENTS” on page 5 is hereby deleted in its entirety and replaced with the following paragraph:

All written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance.

4. Conditions to the Tender Offer

The section of the Offer to Purchase entitled “Terms of the Offer — Conditions to the Offer” is amended and supplemented by the following information:

The Financing Condition (as previously set forth on the front cover of this Offer to Purchase) has been satisfied as of September 30, 2010. In satisfaction of the Financing Condition, on September 30, 2010, we issued $250,000,000 aggregate principal amount of 4.95% Senior Notes due 2020 (the “New Notes”), resulting in net proceeds to us of approximately $246.1 million after deducting the underwriters’ commission and estimated transaction expenses. The terms and conditions of the New Notes are set forth in the Officers’ Certificate Establishing the Terms of the Notes, dated as of September 23, 2010. The Offer remains subject to the satisfaction of the other conditions set forth in this Offer to Purchase.

The section of the Offer to Purchase entitled “Terms of the Offer — Purpose of the Offer; Source of Funds” is amended and supplemented with the following information:

We announced on October 4, 2010 the final results of our cash tender offer to purchase up to $150,000,000 of our 5.95% Senior Notes due 2011 (the “2011 Notes”). The tender offer expired at 5:00 pm, New York City time, on October 1, 2010. As of the expiration time, $56.1 million aggregate principal amount of the 2011 Notes were validly tendered and not validly withdrawn. We accepted for payment all 2011 Notes validly tendered and not validly withdrawn pursuant to the tender offer for such notes and paid $59.3 million (including accrued and unpaid interest) pursuant to the terms of the tender offer. The Offer for the Convertible Notes is not affected by the completion of the tender offer for the 2011 Notes and continues in accordance with its terms as set forth in this Offer to Purchase and the related Letter of Transmittal.

The last paragraph under the section of the Offer to Purchase entitled “Terms of the Offer — Conditions of the Offer” on page 8 is hereby deleted in its entirety and replaced with the following paragraph:

The conditions described in the paragraphs above are solely for our benefit. If any of the foregoing conditions to the Offer shall exist, subject to the termination rights described above, we may (1) return tendered Convertible Notes to the Holders who tendered them or (2) extend the Offer and retain all tendered Convertible Notes until the expiration of the extended Offer subject to Holders’ withdrawal rights, if any (see “Withdrawal of Tenders” below). We also reserve the right to waive satisfaction of any or all of the conditions to the Offer. Our failure to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted by us at any time and from time to time before the expiration of the offer.

The first paragraph under the section of the Offer to Purchase entitled “Terms of the Offer — Withdrawal of Tenders” on page 13 is hereby deleted in its entirety and replaced with the following paragraph:

Tenders of Convertible Notes may be validly withdrawn up until 12:00 midnight, New York City time, on the Expiration Date. You may also withdraw your Convertible Notes if we have not accepted them for payment by November 22, 2010 (40 business days from the commencement of the Offer).

5. Past Contracts, Transactions, Negotiations and Agreements

A new subsection is added to the section of the Offer to Purchase entitled “TERMS OF THE OFFER” on page 15 as follows:

Past Contracts, Transactions, Negotiations and Agreements

We have entered into the following agreements with respect to the Convertible Notes.

Our outstanding debt securities are governed by a Senior Indenture, dated as of August 1, 1996, between the Trust and The Bank of New York Mellon Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), as trustee (the “Trustee”). The Senior Indenture was amended by a Supplemental Indenture dated July 3, 2007, between the Trust and the Trustee amending certain financial covenants.

On September 11, 2006, we issued $100.0 million of 3 7/8% convertible notes due 2026 in an underwritten public offering. On September 22, 2006, we issued an additional $10.0 million of the 3 7/8% convertible notes due 2026 in an underwritten public offering, upon the exercise by the underwriter of an over-allotment option granted by us. On January 22, 2007, we issued an additional $135.0 million of the 3 7/8% convertible notes due 2026 in an underwritten public offering. On January 30, 2007, we issued an additional $15.0 million of the 3 7/8% convertible notes due 2026 in an underwritten public offering, upon the exercise by the underwriter of an over-allotment option granted by us.

We have has entered into the following agreements with respect to our common shares.

The Trust is governed by a Declaration of Trust dated May 22, 1996. The Declaration of Trust was amended, with the approval of our shareholders (A) on September 21, 1998 to modify certain investment policies and to authorize the trustees to adopt future changes to the Declaration of Trust to preserve REIT status, (B) on June 24, 1999 to specify that (1) certain share ownership limitation provisions, or any other provision of the Declaration of Trust, will not preclude the settlement of any transaction entered through the facilities of the New York Stock Exchange or any other national securities exchange or automated inter-dealer quotation system and (2) the occurrence of the settlement of any transaction will not negate the effect of the share ownership limitation provisions or any other provision of the Declaration of Trust and (C) on June 1, 2006 to increase the number of trustees that may be elected to the Board to eleven trustees. The Board of Trustees adopted amended and restated bylaws on October 22, 2009.

We may award our trustees, officers and non-officer employees restricted shares, restricted share units, options and other awards up to an aggregate of 2,000,000 shares pursuant to our 2007 Omnibus Long-Term Incentive Plan (the “2007 Plan”). Awards were previously made pursuant to a Share Grant Plan, which expired on December 15, 2007, as well as the 2001 Stock Option Plan and Stock Option Plan for Trustees. The shares and options granted pursuant to the above plans were not affected by the adoption of the 2007 Plan. However, if an award under the Share Grant Plan is forfeited or an award of options granted under the Option Plans expires without being exercised, the shares covered by those awards will not be available for issuance under the 2007 Plan.

Under the 2007 Plan, restricted share units are converted into our shares upon full vesting through the issuance of new shares. If an award under the 2007 Plan of restricted shares or restricted share units is forfeited or an award of options or any other rights granted under the 2007 Plan expires without being exercised, the shares covered by any such award would again become available for issuance under new awards.

Under the 2007 Plan, elected deferrals of short term incentive awards by officers are converted into restricted share units which vest immediately on the grant date and the Trust will match 25% of the deferred short term incentive in restricted share units, which vest at the end of three years. Dividends on these restricted share units are paid in the form of restricted share units valued based on the market value of our shares on the date dividends are paid.

The previous option plans provided for the grant of qualified and non-qualified options. Options granted under the plans were granted with exercise prices equal to the market price on the date of grant, vested 50% after year one and 50% after year two and expire ten years following the date of grant. Options granted to trustees were granted with exercise prices equal to the market price on the date of grant and were fully vested on the grant date. The last option awards to officers were in 2002, to non-officer key employees in 2003 and to trustees in 2004.

We previously maintained a Share Grant Plan for officers, trustees and other members of management. In 2004 and 2005, we granted awards to officers and other members of management in the form of restricted shares. Shares vest ratably over a five year period from the date of grant.

Beginning in 2005, we changed annual long-term incentive compensation for trustees from options of 2,000 shares plus 400 restricted shares to $30,000 in restricted shares. In May 2007, we increased the value of the restricted shares awarded to trustees to $55,000. These shares vest immediately and are restricted from sale for the period of the trustee’s service.

The 2007 Plan provides for the granting of restricted share units and performance share units to officers and other members of management, based upon various percentages of their salaries and their positions with the Trust. For officers, one-third of the award is in the form of restricted share units that vest 20% per year based upon continued employment and two-thirds of the award is in the form of performance share units subject to performance and market conditions. For other members of management, 100% of the award is in the form of restricted share units awarded based on one-year performance targets that vest ratably over five years from the grant date.

With respect to the officer performance share units that are subject to performance conditions, awards are based on three-year cumulative performance targets, for which targets will be set annually based on benchmarks with minimum and maximum payout thresholds. As the three-year cumulative performance targets are set independently each year, the grant date does not occur until all such targets are set and all of the significant terms of the award are known. With respect to the officer performance share units that are subject to market conditions, awards are based on a cumulative three-year market target which is set at the beginning of the three-year period. All performance share units awarded based on achievement of respective performance or market conditions cliff vest at the end of the three-year period. The program provides that participants who terminate prior to the end of the three-year performance period forfeit their entire portion of the award.

On November 12, 2009, we entered into a sales agency financing agreement with BNY Mellon Capital Markets, LLC relating to the issuance and sale of up to $250.0 million of our common shares from time to time over a period of no more than 36 months, replacing a previous agreement made during the third quarter of 2008. Sales of our common shares are made at market prices prevailing at the time of sale.

We have entered into the following agreements in connection with other securities of the Trust:

On February 20, 1998, we issued $50.0 million of 7.25% unsecured notes due February 2028 in an underwritten public offering.

On March 17, 2003, we issued $60.0 million of 5.125% unsecured notes due March 2013 in an underwritten public offering.

On December 11, 2003, we issued $100.0 million of 5.25% unsecured notes due January 2014 in an underwritten public offering.

On April 26, 2005, we issued $50.0 million of 5.05% unsecured notes due May 2012 and $50.0 million of 5.35% unsecured notes due May 2015 in an underwritten public offering. On October 6, 2005, we issued an additional $100.0 million of the series of 5.35% unsecured notes due May 2015 in an underwritten public offering.

On June 6, 2006, we issued $100.0 million of 5.95% unsecured notes due June 2011 in an underwritten public offering. On July 26, 2006, we issued an additional $50.0 million of the series of 5.95% unsecured notes due June 2011 in an underwritten public offering.

On September 30, 2010, we issued $250.0 million of 4.95% senior notes due October 2020 in an underwritten public offering.

6. Financial Statements

A new subsection is added to the section of the Offer to Purchase entitled “TERMS OF THE OFFER” on page 15 as follows:

Certain Summary Financial Information

Ratio of earnings to fixed charges:

	Six Months Ended June 30, 2010	Years Ended December 31,
		2009	2008	2007
Earnings to fixed charges	1.31x	1.32x	1.07x	1.25x

We computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations attributable to the controlling interests, plus fixed charges, less capitalized interest. Fixed charges consist of interest expense, including amortized costs of debt issuance, and interest costs capitalized.

Book Value per Share

The book value per share of our shares as of June 30, 2010 was $12.64 per share.

Schedule TO

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. This Item 5(e) is hereby amended and supplemented as follows:

The Trust has entered the following agreements in connection with other securities of the Trust:

(17)	Form of 2020 Notes, filed as Exhibit 4.1 to the Trust’s Form 8-K on September 23, 2010 is hereby incorporated herein by reference.

(18)	Officers’ Certificate Establishing Terms of the 2020 Notes, dated September 23, 2010, filed as Exhibit 4.2 to the Trust’s Form 8-K on September 30, 2010 is hereby incorporated herein by reference.

Item 12.	Exhibits.

This Item 12 is hereby amended and restated as follows:

(a) Disclosure Material.

(a)(1)	Offer to Purchase dated September 23, 2010.*

(a)(2)	Form of Letter of Transmittal dated September 23, 2010.*

(a)(3)	Press Release issued by the Trust dated September 23, 2010.*

(a)(4)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(a)(6)	Press Release issued by the Trust dated September 30, 2010.

(b) Loan Agreement.

(b)(1)	Credit agreement dated November 2, 2006 between Washington Real Estate Investment Trust as borrower and a syndicate of banks as lender with The Bank of New York as documentation agent, The Royal Bank of Scotland, plc as syndication agent and Wells Fargo Bank, NA, as agent (filed as Exhibit 4.1 on the Trust’s Form 8-K dated November 8, 2006 and incorporated herein by reference).

(b)(2)	Credit agreement dated June 29, 2007 by and among Washington Real Estate Investment Trust, as borrower, the financial institutions party thereto as lenders, and SunTrust Bank as agent (filed as Exhibit 4.1 on the Trust’s Form 8-K dated July 6, 2007 and incorporated herein by reference).

(d) Contracts, Arrangements or Understandings.

(d)(1)	Indenture dated as of August 1, 1996 between WRIT and The First National Bank of Chicago (filed as Exhibit (c) to the Trust’s Form 8-K on August 13, 1996 and incorporated herein by reference).

(d)(2)	Supplemental Indenture by and between WRIT and the Bank of New York Trust Company, N.A. dated as of July 3, 2007 (filed as Exhibit 4.1 to the Trust’s Form 8-K on July 5, 2007 and incorporated herein by reference).

(d)(3)	Form of 3 7/8% Senior Convertible Notes due September 15, 2026 (filed as Exhibit 4.1 to the Trust’s Form 8-K on September 12, 2006 and incorporated herein by reference).

(d)(4)	Officers’ Certificate (filed as Exhibit 4.2 to the Trust’s Form 8-K on September 12, 2006 and incorporated herein by reference).

(d)(5)	Form of 3 7/8% Senior Convertible Notes due September 15, 2026 (filed as Exhibit 4.1 to the Trust’s Form 8-K on September 26, 2006 and incorporated herein by reference).

(d)(6)	Form of 3 7/8% Senior Convertible Notes due September 15, 2026 (filed as Exhibit 4.1 to the Trust’s Form 8-K on January 23, 2007 and incorporated herein by reference).

(d)(7)

Officers’ Certificate establishing the terms of the 3 7/8% Senior Convertible Notes due September 15, 2026 (filed as Exhibit 4.2 to the Trust’s Form 8-K on January 23, 2007 and incorporated herein by reference).

(d)(8)	Form of additional 3 7/8% Senior Convertible Notes due September 15, 2026 (filed as Exhibit 4.1 to the Trust’s Form 8-K on February 2, 2007 and incorporated herein by reference).

(d)(9)	Declaration of Trust (filed as Exhibit 99.3 to the Trust’s Form 8-B12B on July 10, 1996 and incorporated herein by reference).

(d)(10)	Amendment to Declaration of Trust dated September 21, 1998 (filed as Exhibit 3 to the Trust’s Form 10-Q on November 13, 1998 and incorporated herein by reference).

(d)(11)	Articles of Amendment to Declaration of Trust dated June 24, 1999 (filed as Exhibit 4(c) to the Trust’s S-3/A on July 14, 1999 and incorporated herein by reference).

(d)(12)	Articles of Amendment to Declaration of Trust dated June 1, 2006 (filed as Exhibit 4(d) to the Trust’s S-3 on August 28, 2006 and incorporated herein by reference).

(d)(13)	Amended and Restated Bylaws dated October 22, 2009 (filed as Exhibit 3.1 to the Trust’s Form 8-K on October 27, 2009 and incorporated herein by reference).

(d)(14)	1991 Incentive Stock Option Plan, as amended (filed as Exhibit 10(b) to the Trust’s Form S-3 on July 17, 1995 and incorporated herein by reference).

(d)(15)	2001 Stock Option Plan (filed as Exhibit A to the Trust’s Definitive Proxy Statement on March 30, 2001 and incorporated herein by reference).

(d)(16)	Share Purchase Plan (filed as Exhibit 10(j) to the Trust’s Form 10-Q filed on November 14, 2002 and incorporated herein by reference).

(d)(17)	Description of WRIT Short-Term and Long-Term Incentive Plan (filed as Exhibit 10(l) to the Trust’s Form 10-K on March 16, 2005 and incorporated herein by reference).

(d)(18)	Description of WRIT Revised Trustee Compensation Plan (filed as Exhibit 10(m) to the Trust’s Form 10-K on March 16, 2005 and incorporated herein by reference).

(d)(19)	Long Term Incentive Plan, effective January 1, 2006 (filed as Exhibit 10(aa) to the Trust’s Form 10-K filed on March 1, 2007 and incorporated herein by reference).

(d)(20)	Short Term Incentive Plan, effective January 1, 2006 (filed as Exhibit 10(bb) to the Trust’s Form 10-K on March 1, 2007 and incorporated herein by reference).

(d)(21)	2007 Omnibus Long Term Incentive Plan (filed as Exhibit B to the Trust’s Definitive Proxy Statement on April 9, 2007 and incorporated herein by reference).

(d)(22)	Amended Long Term Incentive Plan, effective January 1, 2008 (filed as Exhibit 10(ii) to the Trust’s Form 10-Q filed on May 9, 2008 and incorporated herein by reference).

(d)(23)	Short Term Incentive Plan, effective January 1, 2009 (filed as Exhibit 10.28 to the Trust’s Form 10-K on February 26, 2010 and incorporated herein by reference).

(d)(24)	Long Term Incentive Plan, effective January 1, 2009 (filed as Exhibit 10.29 to the Trust’s Form 10-K on February 26, 2010 and incorporated herein by reference).

(d)(25)	Form of 2028 Notes (filed as Exhibit 4(c) to the Trust’s Form 8-K on February 25, 1998 and incorporated herein by reference).

(d)(26)	Officers’ Certificate Establishing Terms of the 2013 Notes, dated March 12, 2003 (filed as Exhibit 4(a) to the Trust’s Form 8-K on March 17, 2003 and incorporated herein by reference).

(d)(27)	Form of 2013 Notes (filed as Exhibit 4(b) to the Trust’s Form 8-K on March 17, 2003 and incorporated herein by reference).

(d)(28)	Officers’ Certificate Establishing Terms of the 2014 Notes, dated December 8, 2003 (filed as Exhibit 4(a) to the Trust’s Form 8-K on December 11, 2003 and incorporated herein by reference).

(d)(29)	Form of 2014 Notes (filed as Exhibit 4(b) to the Trust’s Form 8-K on December 11, 2003 and incorporated herein by reference).

(d)(30)	Form of 5.05% Senior Notes due May 1, 2012 (filed as Exhibit 4.1 to the Trust’s 8-K on April 26, 2005 and incorporated herein by reference).

(d)(31)	Form of 5.35% Senior Notes due May 1, 2015 dated April 26, 2005 (filed as Exhibit 4.2 to the Trust’s 8-K on April 26, 2005 and incorporated herein by reference).

(d)(32)	Officers Certificate establishing the terms of the 2012 and 2015 Notes, dated April 20, 2005 (filed as Exhibit 4.3 to the Trust’s 8-K on April 26, 2005 and incorporated herein by reference).

(d)(33)	Form of 5.35% Senior Notes due May 1, 2015 dated October 6, 2005 (filed as Exhibit 4.1 to the Trust’s 8-K on October 6, 2005 and incorporated herein by reference).

(d)(34)	Officers Certificate establishing the terms of the 2015 Notes, dated October 3, 2005 (filed as Exhibit 4.2 to the Trust’s 8-K on October 6, 2005 and incorporated herein by reference).

(d)(35)	Form of 5.95% Senior Notes due June 15, 2011 (filed as Exhibit 4.1 to the Trust’s 8-K on June 6, 2006 and incorporated herein by reference).

(d)(36)	Officers Certificate establishing the terms of the 2011 Notes, dated June 6, 2006 (filed as Exhibit 4.2 to the Trust’s 8-K on June 6, 2006 and incorporated herein by reference).

(d)(37)	Form of 5.95% Senior Notes due June 15, 2011, dated July 26, 2006 (filed as Exhibit 4.1 to the Trust’s 8-K on July 26, 2006 and incorporated by reference).

(d)(38)	Officers Certificate establishing the terms of the 2011 Notes, dated July 26, 2006 (filed as Exhibit 4.2 to the Trust’s 8-K on July 26, 2006 and incorporated by reference).

(d)(39)	Sales Agency Financing Agreement dated November 12, 2009 between WRIT and BNY Mellon Capital Markets, LLC, filed as Exhibit 1.1 to the Trust’s Form 8-K on November 12, 2009 is hereby incorporated herein by reference.

(d)(40)	Form of 2020 Notes, filed as Exhibit 4.1 to the Trust’s Form 8-K on September 23, 2010 is hereby incorporated herein by reference.

(d)(41)	Officers’ Certificate Establishing Terms of the 2020 Notes, dated September 23, 2010, filed as Exhibit 4.2 to the Trust’s Form 8-K on September 30, 2010 is hereby incorporated herein by reference.

*	Previously filed with Schedule TO filed September 23, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2010

Washington Real Estate Investment Trust

By:	/S/ LAURA FRANKLIN
Executive Vice President
Accounting and Administration

EXHIBIT INDEX

Exhibit No.

(a) Disclosure Material.

(a)(1)	Offer to Purchase dated September 23, 2010.*

(a)(2)	Form of Letter of Transmittal dated September 23, 2010.*

(a)(3)	Press Release issued by Washington Real Estate Investment Trust on September 23, 2010.*

(a)(4)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(a)(6)	Press Release issued by the Trust dated September 30, 2010.

(b) Loan Agreement.

(b)(1)	Credit agreement dated November 2, 2006 between Washington Real Estate Investment Trust as borrower and a syndicate of banks as lender with The Bank of New York as documentation agent, The Royal Bank of Scotland, plc as syndication agent and Wells Fargo Bank, NA, as agent (filed as Exhibit 4.1 on the Trust’s Form 8-K dated November 8, 2006 and incorporated herein by reference).

(b)(2)	Credit agreement dated June 29, 2007 by and among Washington Real Estate Investment Trust, as borrower, the financial institutions party thereto as lenders, and SunTrust Bank as agent (filed as Exhibit 4.1 on the Trust’s Form 8-K dated July 6, 2007 and incorporated herein by reference).

(d) Contracts, Arrangements or Understandings.

(d)(1)	Indenture dated as of August 1, 1996 between WRIT and The First National Bank of Chicago (filed as Exhibit (c) to the Trust’s Form 8-K on August 13, 1996 and incorporated herein by reference).

(d)(2)	Supplemental Indenture by and between WRIT and the Bank of New York Trust Company, N.A. dated as of July 3, 2007 (filed as Exhibit 4.1 to the Trust’s Form 8-K on July 5, 2007 and incorporated herein by reference).

(d)(3)	Form of 3 7/8% Senior Convertible Notes due September 15, 2026 (filed as Exhibit 4.1 to the Trust’s Form 8-K on September 12, 2006 and incorporated herein by reference).

(d)(4)	Officers’ Certificate (filed as Exhibit 4.2 to the Trust’s Form 8-K on September 12, 2006 and incorporated herein by reference).

(d)(5)	Form of 3 7/8% Senior Convertible Notes due September 15, 2026 (filed as Exhibit 4.1 to the Trust’s Form 8-K on September 26, 2006 and incorporated herein by reference).

(d)(6)	Form of 3 7/8% Senior Convertible Notes due September 15, 2026 (filed as Exhibit 4.1 to the Trust’s Form 8-K on January 23, 2007 and incorporated herein by reference).

(d)(7)

Officers’ Certificate establishing the terms of the 3 7/8% Senior Convertible Notes due September 15, 2026 (filed as Exhibit 4.2 to the Trust’s Form 8-K on January 23, 2007 and incorporated herein by reference).

(d)(8)	Form of additional 3 7/8% Senior Convertible Notes due September 15, 2026 (filed as Exhibit 4.1 to the Trust’s Form 8-K on February 2, 2007 and incorporated herein by reference).

(d)(9)	Declaration of Trust (filed as Exhibit 99.3 to the Trust’s Form 8-B12B on July 10, 1996 and incorporated herein by reference).

(d)(10)	Amendment to Declaration of Trust dated September 21, 1998 (filed as Exhibit 3 to the Trust’s Form 10-Q on November 13, 1998 and incorporated herein by reference).

(d)(11)	Articles of Amendment to Declaration of Trust dated June 24, 1999 (filed as Exhibit 4(c) to the Trust’s S-3/A on July 14, 1999 and incorporated herein by reference).

(d)(12)	Articles of Amendment to Declaration of Trust dated June 1, 2006 (filed as Exhibit 4(d) to the Trust’s S-3 on August 28, 2006 and incorporated herein by reference).

(d)(13)	Amended and Restated Bylaws dated October 22, 2009 (filed as Exhibit 3.1 to the Trust’s Form 8-K on October 27, 2009 and incorporated herein by reference).

(d)(14)	1991 Incentive Stock Option Plan, as amended (filed as Exhibit 10(b) to the Trust’s Form S-3 on July 17, 1995 and incorporated herein by reference).

(d)(15)	2001 Stock Option Plan (filed as Exhibit A to the Trust’s Definitive Proxy Statement on March 30, 2001 and incorporated herein by reference).

(d)(16)	Share Purchase Plan (filed as Exhibit 10(j) to the Trust’s Form 10-Q filed on November 14, 2002 and incorporated herein by reference).

(d)(17)	Description of WRIT Short-Term and Long-Term Incentive Plan (filed as Exhibit 10(l) to the Trust’s Form 10-K on March 16, 2005 and incorporated herein by reference).

(d)(18)	Description of WRIT Revised Trustee Compensation Plan (filed as Exhibit 10(m) to the Trust’s Form 10-K on March 16, 2005 and incorporated herein by reference).

(d)(19)	Long Term Incentive Plan, effective January 1, 2006 (filed as Exhibit 10(aa) to the Trust’s Form 10-K filed on March 1, 2007 and incorporated herein by reference).

(d)(20)	Short Term Incentive Plan, effective January 1, 2006 (filed as Exhibit 10(bb) to the Trust’s Form 10-K on March 1, 2007 and incorporated herein by reference).

(d)(21)	2007 Omnibus Long Term Incentive Plan (filed as Exhibit B to the Trust’s Definitive Proxy Statement on April 9, 2007 and incorporated herein by reference).

(d)(22)	Amended Long Term Incentive Plan, effective January 1, 2008 (filed as Exhibit 10(ii) to the Trust’s Form 10-Q filed on May 9, 2008 and incorporated herein by reference).

(d)(23)	Short Term Incentive Plan, effective January 1, 2009 (filed as Exhibit 10.28 to the Trust’s Form 10-K on February 26, 2010 and incorporated herein by reference).

(d)(24)	Long Term Incentive Plan, effective January 1, 2009 (filed as Exhibit 10.29 to the Trust’s Form 10-K on February 26, 2010 and incorporated herein by reference).

(d)(25)	Form of 2028 Notes (filed as Exhibit 4(c) to the Trust’s Form 8-K on February 25, 1998 and incorporated herein by reference).

(d)(26)	Officers’ Certificate Establishing Terms of the 2013 Notes, dated March 12, 2003 (filed as Exhibit 4(a) to the Trust’s Form 8-K on March 17, 2003 and incorporated herein by reference).

(d)(27)	Form of 2013 Notes (filed as Exhibit 4(b) to the Trust’s Form 8-K on March 17, 2003 and incorporated herein by reference).

(d)(28)	Officers’ Certificate Establishing Terms of the 2014 Notes, dated December 8, 2003 (filed as Exhibit 4(a) to the Trust’s Form 8-K on December 11, 2003 and incorporated herein by reference).

(d)(29)	Form of 2014 Notes (filed as Exhibit 4(b) to the Trust’s Form 8-K on December 11, 2003 and incorporated herein by reference).

(d)(30)	Form of 5.05% Senior Notes due May 1, 2012 (filed as Exhibit 4.1 to the Trust’s 8-K on April 26, 2005 and incorporated herein by reference).

(d)(31)	Form of 5.35% Senior Notes due May 1, 2015 dated April 26, 2005 (filed as Exhibit 4.2 to the Trust’s 8-K on April 26, 2005 and incorporated herein by reference).

(d)(32)	Officers Certificate establishing the terms of the 2012 and 2015 Notes, dated April 20, 2005 (filed as Exhibit 4.3 to the Trust’s 8-K on April 26, 2005 and incorporated herein by reference).

(d)(33)	Form of 5.35% Senior Notes due May 1, 2015 dated October 6, 2005 (filed as Exhibit 4.1 to the Trust’s 8-K on October 6, 2005 and incorporated herein by reference).

(d)(34)	Officers Certificate establishing the terms of the 2015 Notes, dated October 3, 2005 (filed as Exhibit 4.2 to the Trust’s 8-K on October 6, 2005 and incorporated herein by reference).

(d)(35)	Form of 5.95% Senior Notes due June 15, 2011 (filed as Exhibit 4.1 to the Trust’s 8-K on June 6, 2006 and incorporated herein by reference).

(d)(36)	Officers Certificate establishing the terms of the 2011 Notes, dated June 6, 2006 (filed as Exhibit 4.2 to the Trust’s 8-K on June 6, 2006 and incorporated herein by reference).

(d)(37)	Form of 5.95% Senior Notes due June 15, 2011, dated July 26, 2006 (filed as Exhibit 4.1 to the Trust’s 8-K on July 26, 2006 and incorporated by reference).

(d)(38)	Officers Certificate establishing the terms of the 2011 Notes, dated July 26, 2006 (filed as Exhibit 4.2 to the Trust’s 8-K on July 26, 2006 and incorporated by reference).

(d)(39)	Sales Agency Financing Agreement dated November 12, 2009 between WRIT and BNY Mellon Capital Markets, LLC, filed as Exhibit 1.1 to the Trust’s Form 8-K on November 12, 2009 is hereby incorporated herein by reference.

(d)(40)	Form of 2020 Notes, filed as Exhibit 4.1 to the Trust’s Form 8-K on September 23, 2010 is hereby incorporated herein by reference.

(d)(41)	Officers’ Certificate Establishing Terms of the 2020 Notes, dated September 23, 2010, filed as Exhibit 4.2 to the Trust’s Form 8-K on September 30, 2010 is hereby incorporated herein by reference.

(g) Oral Solicitation Materials.

None.

(h) Tax Opinion.

None.

*	Previously filed with Schedule TO filed September 23, 2010